Exhibit 99.1

Entera Bio Establishes U.S. Headquarters and Announces Jonathan Lieber as
Chief Financial Officer

BOSTON, Massachusetts & JERUSALEM, Israel (November 21, 2019) – Entera Bio Ltd. (NASDAQ: ENTX) today announced that it has established a U.S. Headquarters in the Boston area and has hired Jonathan Lieber as its U.S.-based CFO. Mr. Lieber will be responsible for all investor relations, finance and administrative functions, and will lead the Company’s future financing efforts to support the company’s growth initiatives.

“We are pleased to have an accomplished executive of Jon’s caliber join Entera Bio.  We welcome his long experience at emerging life science companies and his strong investor and banking relationships,” stated Adam Gridley, CEO of Entera.  “As the company builds its presence with its stakeholders, the addition of Jon as our U.S.-based CFO will be critical to support our future growth, and our lead clinical programs and in our business development efforts.”

Jon’s background includes financial and executive management roles at emerging and growth-stage life science companies. As a CFO, he has raised more than $300 million of equity and debt in public and private securities offerings, including a $110 million IPO at Altus Pharmaceuticals, and led strategic and business development transactions including the successful sale of Xcellerex to GE Healthcare. He currently serves as a managing director of Danforth Advisors, and most recently served as CFO of Histogenics (NASDAQ: HSGX), a publicly-traded cell therapy company developing products for the orthopedics market. He additionally held the roles of CFO for Metamark Genetics and CFO and Treasurer of Repligen.  Previously, Jon was an investment banker for ten years at Cowen and Salomon Brothers, during which time he originated and executed on numerous corporate financings and merger and acquisition transactions. He received a BS in business administration and finance from Boston University and an MBA in finance from New York University Stern School of Business. The engagement terms of Mr. Lieber are subject to the approval of the Company's shareholders.

Entera Bio Inc., the Company's wholly owned Delaware subsidiary, established its U.S. Headquarters in the Boston area (Wellesley, Mass) to support the Company’s future growth in financial, business development and clinical / regulatory staff.  Centrally located near Boston’s biotechnology center and New York’s banking center, the Company has a burgeoning presence at both the board and executive level in important regions for leading biotechnology companies.  The Company’s R&D operations will continue to be located in Jerusalem, Israel, where much of the Company’s collaboration, clinical and CMC efforts will expand to support our anticipated growth.

About Entera Bio Ltd.

Entera Bio is a clinical-stage biopharmaceutical company focused on the development and commercialization of orally delivered large molecule therapeutics for use in orphan indications and other areas with significant unmet medical needs. The Company is initially applying its technology to develop an oral formulation of a human parathyroid hormone analog, Oral PTH (1-34), for treatment of hypoparathyroidism and osteoporosis.

Entera has developed a proprietary platform technology that enables oral delivery of biologicals and large molecule drugs, which are typically delivered via injections and or other non-oral pathways. However, oral drug delivery is the easiest method for self-administering medications, offers patients greater dosing flexibility, and has the highest patient acceptance and compliance rates as compared to all other routes of drug administration. The Company employs this technology for its own pipeline products and may enter into licensing agreements with biopharma companies for application of the technology to their proprietary compounds, such as the Amgen strategic research collaboration.  For more information on Entera Bio, visit www.enterabio.com.

Forward Looking Statements
This press release contains "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995.  Words such as "may," "should," "could," "would," "predicts," "potential," "continue," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates," and similar expressions, as well as statements in future tense, often signify forward-looking statements. Forward-looking statements should not be read as a guarantee of future performance or results and may not be accurate indications of when such performance or results will be achieved. Forward-looking statements are based on information that the Company has when those statements are made or management's good faith belief as of that time with respect to future events, and are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in or suggested by the forward-looking statements. Those risks and uncertainties, include, but are not limited to, the timing and conduct of our clinical trials, the clinical utility of our product candidates, the timing and likelihood of regulatory filings and approvals, our intellectual property position, and our financial position. For a discussion of these and other risks that could cause such differences and that may affect the realization of forward-looking statements, please refer to the "Special Note Regarding Forward-Looking Statements" and "Risk Factors" in the Company's Annual Report on Form 20-F and other filings with the Securities and Exchange Commission (SEC).  Investors and security holders are urged to read these documents free of charge on the SEC's web site at http://www.sec.gov. The Company assumes no obligation to publicly update or revise its forward-looking statements as a result of new information, future events or otherwise.

Entera Bio Ltd.

Adam Gridley, CEO
Tel: +972-2-532-7151
adam@enterabio.com